Exhibit 99.1

Madison Minerals Inc.

Condensed Consolidated Interim Financial Statements

Three months Ended January 31, 2012

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended January 31, 2012.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	January 31,	October 31,	November 1,
	2012	2011	2010
		(Note 10)	(Note 10)
ASSETS

Current Assets
Cash	$412,602	$472,945	$307,056
Marketable securities (Note 3)	8,670	11,560	20,230
Receivable from joint venture partner	1,297	2,180	5,567
Receivables	74,681	77,027	63,116
Deposits and prepaid expenses	7,607	9,482	9,482

Total current assets	504,857	573,194	405,451

Non-Current Assets
Property, plant and equipment (Note 4)	17,575	20,811	33,753
Reclamation deposits	9,283	9,283	14,286
Exploration and evaluation assets (Note 5)	-	-	7,833,765

Total non-current assets	26,858	30,094	7,881,804

Total Assets	$531,715	$603,288	$8,287,255

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables	$316,862	$282,040	$180,235

Shareholders’ Equity
Share capital (Note 6)	68,673,644	68,673,644	68,278,644
Reserves	3,638,384	3,641,274	3,649,944
Deficit	(72,097,175)	(71,993,670)	(63,821,568)

Total shareholders’ equity	214,853	321,248	8,107,020

Total Liabilities and Shareholders’ Equity	$531,715	$603,288	$8,287,255

Nature and continuance of operations (Note 1)
Commitments (Note 8)
Subsequent events (Note 9)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These interim financial statements are authorized for issue by the Board of Directors on April 24, 2012.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended January 31, 2012 and 2010 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three Months Ended	Three Months Ended
	January 31, 2012	January 31, 2011

EXPENSES
Accounting and audit	$12,000	$9,000
Amortization	3,236	3,236
Filing fees	1,489	1,488
Insurance	1,875	1,875
Legal fees	3,354	6,185
Exploration expenditures (Note 5)	46,202	-
Office and rent	1,036	933
Public relations	-	105
Salaries and benefits	31,360	19,837
Transfer agent fees	1,534	1,735
	(102,086)	(44,394)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	(1,790)	(476)
Interest earned	252	271
Project management fees	119	121
	(1,419)	(84)
Loss for the period	$(103,505)	$(44,478)

Unrealized gain (loss) on marketable securities (Note 3)	(2,890)	-

Total comprehensive loss for the period	$(106,395)	$(44,478)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	40,906,727	37,406,727

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves			Total share-
	Number of		Share-based	Investment		holders’
	shares	Amount	payments	revaluation	Deficit	equity
Balance at November 1, 2010	37,406,727	$68,278,644	$3,658,614	$(8,670)	$(63,821,568)	$8,107,020
Total comprehensive loss for the period	-	-	-	-	(44,478)	(44,478)
Balance at January 31, 2011	37,406,727	$68,278,644	$3,658,614	$(8,670)	$(63,866,046)	$8,062,542

Balance at November 1, 2011	40,906,727	$68,673,644	$3,658,614	$(17,340)	$(71,993,670)	$321,248
Total comprehensive loss for the period	-	-	-	(2,890)	(103,505)	(106,395)
Balance at January 31, 2012	40,906,727	$68,673,644	$3,658,614	$(20,230)	$(72,097,175)	$214,853

The accompanying notes are an integral part of these condensed consolidated interim financial statement

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three Months Ended	Three Months Ended
	January 31, 2012	January 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(103,505)	$(44,478)
Items not affecting cash:
Amortization	3,236	3,236

Changes in non-cash working capital items:
Decrease (increase) in receivables	2,346	(343)
Decrease (increase) in deposits and prepaid expenses	1,875	1,875
Increase in trade and other payables	34,822	33,187

Net cash used in operating activities	(61,226)	(6,523)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	-	(44,991)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from joint venture partner	883	4,240

Change in cash	(60,343)	(47,274)

Cash, beginning of period	472,945	307,056

Cash, end of period	$412,602	$259,782

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Madison Minerals Inc. (the “Company”) was incorporated under the provisions of the Company Act of British Columbia and is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow. Until such time as the Company may decide to raise, and succeed in raising, additional equity capital it intends to restrict its cash operating costs and investment in mineral properties to a low level, conforming to funds available.

As at January 31	2012	2011
Working Capital	$187,995	$138,983
Deficit	$(72,097,175)	$(63,866,046)

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance and conversion to International Financing Reporting Standards

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), has been applied. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 10 discloses the impact of the transition to IFRS on the Company’s statements of financial position, statements of comprehensive loss and statements of cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended October 31, 2011.

B.	Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as financial assets at fair value through profit and loss and available–for-sale financial assets, which are measured at fair value, as explained in the accounting policies note set out below. The comparative figures presented in the condensed consolidated interim financial statements are in accordance with IFRS and have not been audited.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

B.	Basis of preparation (continued)

The standards that will be effective or available in the annual consolidated financial statements for the year ending October 31, 2012, are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS consolidated financial statements are prepared for the year ending October 31, 2012.

The accounting policies set out below have been applied consistently to all periods presented, including the opening balance sheet at November 1, 2010, for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company and its subsidiaries.

C.	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

D.	Functional currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

E.	Financial assets and liabilities

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, available for sale financial assets, loans and receivables, and financial liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets at fair value through profit or loss

The Company classifies its cash as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss for the period.

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets.

Subsequent to initial recognition available-for-sale financial assets are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income or loss and presented as a separate component in shareholders’ equity. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in shareholders’ equity is included in profit or loss for the period.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise receivables and deposits and prepaid expenses. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

E.	Financial assets and liabilities (continued)

Financial liabilities at amortized cost

The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Impairment of financial instruments

Financial assets or a group of financial assets are assessed for indicators of impairment at each statement of financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For loans and receivables carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced by the impairment loss through the use of a provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognized in profit or loss.

With the exception of available-for-sale financial assets, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale financial assets, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in shareholders’ equity.

The Company does not have any derivative financial instruments.

F.	Exploration and evaluation assets

Exploration and evaluation expenditures in relation to each separate area of interest are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

the rights to tenure of the area of interest are current; and
at least one of the following conditions is also met:
the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or

exploration and evaluation activities in the area of interest have not, at the reporting date, reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mine assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

F.	Exploration and evaluation assets (continued)

The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

G.	Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive income or loss during the financial period in which they are incurred.

Depreciation is calculated at the following rates:

Leasehold improvements	Straight line over life of lease
Furniture and fixtures	Straight line over five years
Computer equipment	Straight line over five years
Office equipment	Straight line over five years

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

H.	Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation; as a result of exploration, development, or production activities undertaken; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

I.	Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

I.	Impairment (continued)

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, each resource property is considered a cash-generating unit and assets are allocated to each cash-generating unit to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

J.	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and each tranche is recognized on a straight-line basis over the vesting period. An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Fair value of the equity instruments issued is determined using the Black-Scholes option pricing model. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Upon expiry, the recorded value is transferred to deficit. The Company estimates the number of equity instruments that are expected to vest and then, at each reporting date, makes adjustments to the actual number that vest unless forfeitures are due to market-based conditions.

K.	Income taxes

Deferred tax is accounted for using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor investments in subsidiaries, associates and interests in joint ventures to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner and expected date of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable amounts will be available against which the asset can be utilized.

L.	Earnings (loss) per common share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic and diluted earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

M.	Segment Reporting

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All fixtures and equipment are held in Canada (Note 4).

N.	Use of Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amount of income and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to share-based payments, the determination of impairment of assets, restoration and rehabilitation provision, estimates of useful lives, and the composition of deferred tax assets. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

O.	New Standards Not Yet Adopted

IAS 1, Presentation of Financial Statements – The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.  This amendment is effective for annual periods beginning on or after July 1, 2012.  The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013.  This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.  The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.  The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

O.	New Standards Not Yet Adopted (continued)

IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation  of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 12, Disclosure of Involvement with Other Entities – This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 13, Fair Value Measurement – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Gold Ltd. (“Lund”), a public company whose shares are listed on the TSX Venture Exchange (the “Exchange”). Lund is a related party, in that it has a number of directors in common with the Company.

Number of shares	Fair value per share	Fair value end of	Fair value per share	Fair value beginning
	end of period	period	beginning of period	of period
289,000	$0.03	$8,670	$0.04	$11,560

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares no longer are listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	PROPERTY, PLANT AND EQUIPMENT

	As at January 31, 2012			As at October 31, 2011
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Leasehold improvements	$52,185	$37,955	$14,230	$52,185	$35,346	$16,839
Furniture and fixtures	8,613	6,311	2,302	8,613	5,880	2,733
Computer equipment	2,289	1,679	610	2,289	1,564	725
Office equipment	1,622	1,189	433	1,622	1,108	514
	$64,709	$47,134	$17,575	$64,709	$43,898	$20,811

5.	EXPLORATION AND EVALUATION ASSETS

Lewis Property, Nevada

Balance, November 1, 2010	$7,833,765
Advance royalty	41,169
Assays and storage	7,263
Land, legal and insurance	51,779
Additions in the year	100,211
7,933,976
Write-off of mineral property	(7,933,976)

Balance, October 31, 2011	$-

Advance royalty	44,410
Assays and storage	691
Land, legal and insurance	1,101
Additions in the period	46,202
Reclassified as exploration expenditures	(46,202)
Balance, January 31, 2012	$-

Lewis Property, Nevada

Pursuant to a series of agreements set out more fully in Note 6 to the Company’s annual audited financial statements for the year ended October 31, 2011, the Company holds a 60% interest in this project in a joint venture with Golden Predator Corp. (“Predator”), a publicly traded company trading on the Toronto Stock Exchange, which holds 40%. Under the venture, the Company is the project manager and as a result, recovers certain exploration expenditures from Predator as well as charging a project management fee to offset certain administrative expenses.

As at January 31, 2012, Predator owed $1,297 (October 31, 2011 – $2,180) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing in 2007 on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise in December 2007 of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

During the fiscal year ended October 31, 2011 the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property. Henceforth it commenced charging ongoing exploration and related costs to its statement of comprehensive loss, classified as exploration expenditures.

In December 2011 the parties made the required advance royalty payment in respect of calendar year 2011 of USD $73,160 of which the Company’s portion was USD $43,896, recorded as $44,410.

6.	SHARE CAPITAL

(a)	Authorized:

As at January 31, 2012, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 40,906,727 (October 31, 2011 – 40,906,727)

(c)	Stock options:

As at January 31, 2012, the following stock options were outstanding and exercisable:

Number of Options	Exercise Price	Expiry Date

200,000	$ 0.77	April 27, 2012
750,000	0.25	April 14, 2013
950,000

(d)	Share purchase warrants:

As at January 31, 2012, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date

2,500,000	$ 0.15	March 28, 2013
1,000,000	0.16	April 14, 2013
3,500,000

7.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and with a professional services firm controlled by a director:

	Three months ended	Three months ended
	January 31, 2012	January 31, 2011
Directors’ fees	$3,000	$2,000
Legal fees	1,400	3,850
Salaries and benefits	18,360	17,780
	$22,760	$23,630

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS (CONTINUED)

Directors’ fees, legal fees and salaries and benefits have been expensed to operations, recorded as share issue costs or capitalized to exploration and evaluation assets, based on the nature of the expenditure.

b)	Included in trade and other payables at January 31, 2012 is $256,420 (October 31, 2011 - $233,660) due to directors and to a professional services firm controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

8.	COMMITMENTS

a)	The Company is committed to make lease payments for the rental of office space as follows, for a lease term terminating May 31, 2013. These commitments are shared with a second company, related by having certain directors in common:

Fiscal
2012	$ 179,820
2013	140,862

b)	To retain its interests, the Company is committed to certain advance royalty payments at the Lewis Property as set out in Note 5.

9.	SUBSEQUENT EVENTS

In March 2012 the Company sold its 31.12% interest in the Belencillo mineral concession in the Republic of Panama to Petaquilla Minerals Ltd. ("Petaquilla"), an arm's length corporation whose shares are listed and trade on the Toronto Stock Exchange (the "Exchange"), in consideration of: a) shares of Petaquilla with a value of $100,000 issuable upon regulatory approval; and b) a further 250,000 shares of Petaquilla issuable upon the commencement of commercial production on the subject concession. On March 8, 2012 the Company received 175,438 shares of Petaquilla in satisfaction of the first tranche of shares to be issued. In accordance with Exchange policy, those shares cannot be traded until July 7, 2012. The Company had in prior fiscal years written off all carrying costs in respect of this project.

In March 2012 the Company received a refund of mineral claim fees paid in 2011 in the amount of USD $30,600 of which its 60% portion was USD $18,360, and received $74,200 in payment of other receivables - arising from refundable commodity tax claims.

10.	TRANSITION TO IFRS

As stated in note 2, these are the Company's first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position is set out in this note.

The accounting policies in note 2 have been applied in preparing the condensed consolidated interim financial statements for the three months ended January 31, 2012, the comparative information for the three months ended January 31, 2011, the financial statements for the year ended October 31, 2011 and the preparation of an opening IFRS statement of financial position on the transition date, being November 1, 2010.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended January 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

10.	TRANSITION TO IFRS (CONTINUED)

Mandatory Exceptions and Optional Exemptions

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exemptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following IFRS 1 optional exemptions:

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 and which had not vested as of the transition date. Share-based payments reserve replaced amounts previously recorded within contributed surplus.

  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before November 1, 2010.

  The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a Lease, and has assessed all arrangements as at the transition date.

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of November 1, 2010 are consistent with its GAAP estimates for the same date.

Reconciliation of Previously Reported Financial Statements

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement, and disclosure. The transition to IFRS did not have an impact to the comparative financial information presented in these financial statements for the period from the transition date (November 1, 2010) to October 31, 2011 nor the opening balance sheet at November 1, 2010. Consequently, no reconciliations have been performed.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2012

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated April 20, 2012 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s adoption date for International Financial Reporting Standards (IFRS) was November 1, 2011; accordingly, these financial statements are prepared by the Company for the first time in accordance with those new standards. They are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the three months ended January 31, 2012 and related notes attached thereto (the “Q1 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis project and our financing activities during and subsequent to the most recent fiscal quarter, November 2011 to January 2012. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal cause of our working capital position at the fiscal quarter end January 31, 2012 being $187,995 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the first fiscal quarter of 2012, as in the previous seven fiscal quarters set out herein, the joint venture continued to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended $44,410 in December 2011 as our portion of the advance royalty payment for 2011. During the 2012 first fiscal quarter we expended a total $46,202 on our 60 per cent portion of JV costs. These costs are set out in Note 5 to the Q1 Financial Statements. Other than the advance royalty, a modest $1,792 was expended for assay and storage costs and tenure carrying costs associated with the Lewis claims.

Our December 2011 payment of the advance royalty for 2012 indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Project. However, because the joint venture had not pursued any material levels of on-the-ground exploration during the Company’s 2009, 2010 and 2011 fiscal years, management made the determination in fiscal 2011 that the carrying value was impaired. Accordingly, the carrying value for accounting purposes was fully written off and an impairment charge of $7,933,976 recognized in that year.

It is important to note that management continues to regard the Lewis Project as a mineral property of merit and we continue to assess further stages of exploration and evaluation. It is the joint venture’s intention to continue our tenure of this project, as evidenced by the payment in December 2011 of USD $73,160 for the 2012 advance royalty, of which the Company’s share was USD $43,896. The joint venture also intends to maintain the tenure in good standing by making the requisite payments to U.S. and State of Nevada government authorities later this year. As set out in Note 9 to the Q1 Financial Statements, the joint venture received in March 2012 a refund of excess tenure costs paid in 2011 of USD $30,600 which will mitigate annual claim maintenance costs due later in 2012.

Other projects

There have been no significant changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Mount Kare project in Papua New Guinea, which has been fully written off in prior

Madison Minerals Inc.
Three months ended January 31, 2012
Management Discussion and Analysis
Page 2 of 7

years. This project remains in liquidation. However, as set out in Note 9 to the Q1 Financial Statements, in March 2012 the Company succeeded in its plan to sell its interest in the Belencillo project in Panama, for share consideration as described in that note. As of the date of this report, the 175,438 shares received had an aggregate quoted market value of $0.41 and remain restricted from trading until July 7, 2012.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Q1 Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the financings successfully completed one year ago in March and April 2011.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that in the first fiscal quarter of 2012 the Company has drawn down its total cash resources by a net $60,343 as set out in the Statement of Cash Flows, and that as at January 31, 2012 the Company’s working capital was $187,995. This remains attributable to the March and April 2011 financings, net of drawdowns arising from ongoing operating and investing activities.

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,
	2012	2011	2011	2011	2011	2010	2010	2010
		[Note 1]	[Note 1]
Total assets	$531,715	$603,288	$3,962,562	$8,573,440	$8,275,964	$8,287,255	$8,296,762	$8,304,797
Resource properties	nil	nil	3,350,000	7,891,393	7,893,042	7,848,051	7,810,421	7,804,556
Working capital	187,995	291,154	335,530	436,180	138,983	225,216	304,448	384,127
Shareholders’ equity	214,853	321,248	3,709,576	8,354,855	8,062,542	8,107,020	8,151,857	8,228,907
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(103,505)	(3,385,438)	(4,645,279)	(96,907)	(44,478)	(47,727)	(74,160)	(64,495)
Earnings (loss) per share	(0.00)	(0.10)	(0.11)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)
Accounting Basis	IFRS	Cdn GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP

Note 1:	Net loss for these two quarters includes an aggregate non-cash charge of $7,933,976 on recognition of impairment of the Company’s interest in the Lewis Gold Project.

Note on Accounting Basis

This MD&A is prepared in association with the first-time filing of the Company’s financial statements under IFRS. Because comparative financial statements under IFRS have not been prepared for any fiscal quarter prior to that ended January 31, 2012, and because the Company expects to prepare at later dates its financial statements under IFRS on a quarter-by-quarter basis for the comparative quarters ending April 30, July 31, and October 31, 2011, we have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (Cdn GAAP), the standard in effect at the times of filing MD&A for all the quarters through and including October 31, 2011, for those seven quarters. The information for the three months ended January 31, 2012 has been prepared under IFRS. Readers should realize that, accordingly, the information in the table above may not be strictly comparable, being based on two different sets of accounting standards.

Discussion of quarterly results

During the fiscal quarter ended January 31, 2012, total assets decreased to $532,000 from $603,000 at October 31, 2011, principally due to our operating expenses, which now include exploration expenses at the Lewis project, relieved in part by a build-up of accounts payable and accrued liabilities, the majority of which is attributable to related party accruals as set out in Note 7. The net income or loss experienced by Madison can be subject to wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison Minerals Inc.
Three months ended January 31, 2012
Management Discussion and Analysis
Page 3 of 7

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the Statement of Cash Flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the three months ended January 31, 2012 we decreased our cash resources by $60,000 made up virtually entirely by the cash costs of operations, including exploration expenses at the Lewis project, less the build-up of accounts payable and accrued liabilities described above. In the comparable 2011 period, we drew down cash resources by $47,000 made up of the following: $45,000 expended on the Lewis Gold Project; a net $4,000 collected from our joint venture partner; and a net $6,000 expended on operations.

In the first fiscal quarter, the principal components of our expenditures on the Lewis Project were $44,000 for the advance royalty payment and $2,000 for assay and storage and land, legal and insurance costs. In the 2011 first fiscal quarter, the principal components of our expenditures on the Lewis Project were $41,000 for the advance royalty payment, $52,000 in land, legal and insurance costs and $7,000 for assay and storage costs. Details of these costs are set out in Note 5 to the Q1 Financial Statements.

Because of proceeds from the two financings completed one year ago in March and April 2011, Madison concluded the 2012 first fiscal quarter adequately funded, with a cash balance of $413,000, a commodity tax receivable of $75,000, and $317,000 in current liabilities. In December 2011 we paid out $44,410 as our share of the advance royalty on the Lewis Project for 2012, from our cash resources. As set out in Note 9 to the Q1 Financial Statements, the commodity tax receivable was paid to us in March 2012.

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing two years ago, the Company established a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis gold project. This has resulted in significant reductions across most major cost centres. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels. Operating expenses for the quarter ended January 31, 2012 were $102,086 compared to $44,394 in the prior fiscal year’s first quarter. The increase is principally attributable to the expensing of exploration expenditures commencing in fiscal 2011-2012 as a consequence of recognizing the impairment of the Lewis project for accounting purposes, and to an increase in salaries and benefits costs principally due to a bonus payment made in November 2011. Among “Other Income (Expenses)” items, there were no meaningful variances. Previous MD&A reports have stated that we expected our general level of costs to reduce during fiscal 2011 as cost-saving measures were being put into effect, and we have achieved this. We expect costs in fiscal 2012 to be similar to 2011 as our cost-saving measures continue.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Property in Nevada, to the material write-down recognized in the prior year, to administrative effort in support of the project, and to financings carried out.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), reclamation deposits, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at January 31, 2012, of our total current assets of $504,857 the amount of $41,472 or 8.2 per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a modest foreign exchange risk. At January 31, 2012 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign

Madison Minerals Inc.
Three months ended January 31, 2012
Management Discussion and Analysis
Page 4 of 7

exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the balance sheet date. This is consistent with level 1 of the fair value hierarchy described in Note 14 to our annual audited financial statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could materially adversely affect the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.22 to a low of $0.07 in the period beginning November 1, 2009 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phases of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2010-2011, 2009-2010 and 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Madison Minerals Inc.
Three months ended January 31, 2012
Management Discussion and Analysis
Page 5 of 7

Changes in Accounting Policies

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare interim and annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its first condensed consolidated interim unaudited financial statements for the three months ended January 31, 2012 using IFRS. Due to the requirement to present comparative financial information, the Company’s effective transition date is November 1, 2010.

Notes 2 and 10 of the condensed consolidated interim unaudited financial statements for the three months ended January 31, 2012 provide a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the policy choices the Company selected and accounting policy changes required to be made under IFRS, the transition to IFRS did not have an impact to the comparative financial information for the period from the transition date (November 1, 2010) to October 31, 2011 nor the opening balance sheet at November 1, 2010. Consequently, no reconciliations have been performed.

Internal Controls over Financial Reporting

We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Recent IFRS Pronouncements

Presentation of Financial Statements

The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements

Financial Instruments: Disclosures

In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements

Madison Minerals Inc.
Three months ended January 31, 2012
Management Discussion and Analysis
Page 6 of 7

Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Madison Minerals Inc.
Three months ended January 31, 2012
Management Discussion and Analysis
Page 7 of 7

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The only significant observation about our comparative general and administrative expenses between fiscal 2011 and 2012 is the increase in salaries and benefits costs set out on page 3 above.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at January 31, 2012 and as at the date hereof.

At January 31, 2012 and the date of this report Madison had 950,000 incentive stock options outstanding as set out in Note 6 to the Q1 Financial Statements, exercisable at prices ranging from $0.25 to $0.77 per share for terms expiring between April 27, 2012 and April 14, 2013. We expect the $0.77 options to expire unexercised.

At January 31, 2012 and the date of this report Madison had 3,500,000 share purchase warrants outstanding as set out in Note 6 to the Q1 Financial Statements, exercisable at prices ranging from $0.15 to $0.16 per share for terms expiring in March and April 2013.

Vancouver, British Columbia	ÐÑÐÑÐÑ	April 20, 2012

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.